UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                        FORTUNE ENTERTAINMENT CORPORATION

                                (Name of Issuer)

                                  Common Stock
                           par value $0.001 per share

                         (Title of Class of Securities)

                                    349644500
                                 (CUSIP Number)

                              Kevin K. Leung, Esq.
                            Richardson & Patel, LLP
                      10900 Wilshire Boulevard, Suite 500
                           Los Angeles, CA 90024-6525
                                 (310) 208-1182
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                November 30, 2005
                  --------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be `filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 349644500
--------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Central Class Group Limited

--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

            (a) [__]
            (b) [X]

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3     SEC USE ONLY

--------------------------------------------------------------------------------

4     SOURCE OF FUNDS*
      OO

--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [__]

--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands

--------------------------------------------------------------------------------

                   7     SOLE VOTING POWER

                         -

                   ----------------------------------------------------------

NUMBER OF          8     SHARED VOTING POWER
SHARES
BENEFICIALLY             20,271,422 (1)
OWNED BY
EACH               ----------------------------------------------------------
REPORTING
PERSON WITH        9     SOLE DISPOSITIVE POWER

                         -

                   ----------------------------------------------------------

                   10    SHARED DISPOSITIVE POWER

                         20,271,422 (1)

                   ----------------------------------------------------------

      (1) Mr. Siu Wa Wong may be deemed to share voting and dispositive power with respect to these shares as Mr. Siu Wa Wong is sole shareholder and sole director of Central Class Group Ltd.

--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      20,271,422

--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES* [ ]

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      50.7%

--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON*

      CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 349644500
--------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Siu Wa Wong

--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a) [__]
      (b) [X]

--------------------------------------------------------------------------------

3     SEC USE ONLY

--------------------------------------------------------------------------------

4     SOURCE OF FUNDS*
      OO

--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [__]

--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Hong Kong

--------------------------------------------------------------------------------

                   7     SOLE VOTING POWER

                         -

                   ----------------------------------------------------------

NUMBER OF          8     SHARED VOTING POWER
SHARES
BENEFICIALLY             20,271,422 (1)
OWNED BY
EACH               ----------------------------------------------------------
REPORTING
PERSON WITH        9     SOLE DISPOSITIVE POWER

                         -

                   ----------------------------------------------------------

                   10    SHARED DISPOSITIVE POWER

                         20,271,422 (1)

                   ----------------------------------------------------------

      (1) These shares are held by Central Class Group Limited, of which Siu Wa Wong is the sole shareholder and Sole Director.

--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      20,271,422

--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES* [ ]

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      50.7%

--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

      This statement relates to the Common Stock, par value $0.001 per share ("Common Stock"), of Fortune Entertainment Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive office is 26/F, Skyline Commercial Centre, 71-77 Wing Lok Street, Sheng Wan, Hong Kong, China.

Item 2. Identity and Background.

      (a) This Schedule 13D is being filed on behalf of Siu Wa Wong and Central Class Group Limited, a British Virgin Islands Company ("Central Class Group"), of which Mr. Siu Wa Wong is the Sole Director and the sole shareholder. The persons named in this paragraph are sometimes referred to herein as the "Reporting Person" or collectively the "Reporting Persons."

      (b) Both Central Class Group's and Mr. Siu Wa Wong's business address is Room 402-404, 4th Floor, Allied Kajima Building, 138 Gloucester Road, Hong Kong, China.

      (c) Mr. Siu Wa Wong is the Sole Director and also the sole shareholder of Central Class Group. Central Class Group and Mr. Wong are in the business of making investments and their address is Room 402-404, 4th Floor, Allied Kajima Building, 138 Gloucester Road, Hong Kong, China.

      (d) During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      (e) During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Siu Wa Wong is a citizen of Hong Kong. Central Class Group is a company formed under the laws of the British Virgin Islands.

Item 3. Source and Amount of Funds and Other Consideration.

      On November 21, 2005, the Company entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with WB Capital Group, Inc., a Nevada corporation ("WB") pursuant to which the Company agreed to issue 3,000,000 shares of the Company's common stock (the "Shares") and a Promissory
Note in the principal amount of $126,000 (the "Note") to WB (the Shares and the Note, collectively referred to herein as the "Securities"). The rights to acquire the Securities set forth in the Securities Purchase Agreement were subsequently assigned to Central Class Group Limited, a British Virgin Islands company ("Central Class Group") by WB and thus Central Class Group acquired the Securities. The consideration paid by Central Class Group for the Shares was $324,000 and the consideration paid by Central Class Group for the Note was $126,000. The consideration received by the Company for the issuance of the Shares was $214,000. All consideration received by the Company for the issuance of the Securities were used to pay-off existing liabilities of the Company. In connection with this transaction, Central Class Group also assumed certain liabilities and obligations of the Company owed to third parties arising from promissory notes. There are no material relationships between the Company or its affiliates and any of the parties of the Securities Purchase Agreement. This transaction was closed on November 30, 2005.

      On November 30, 2005, Central Class Group also acquired 17,271,422 shares of the Company's common stock directly from nine shareholders of the Company. This acquisition of shares, along with the issuance of the Shares to Central Class Group (as described above) (both transactions referred to herein as the "Transactions") represented the acquisition of 20,271,422 or approximately 50.7% of the total outstanding stock of the Company. No part of the consideration used to acquire control of the Company was from a loan. The source of funds used as consideration was from cash on hand. The total consideration used by Central Class Group to acquire control of the Company (by acquiring the Securities and the stock from the Company's stockholders as described herein) was $354,000.

Item 4. Purpose of Transaction.

      The Reporting Persons acquired their shares for investment purposes and to acquire a controlling interest in the Company. See Item 3 of this Schedule 13D, which is hereby incorporated by reference. The Reporting Persons intend to review and evaluate their investment in the Common Stock of the Company on an ongoing basis and may, depending upon their evaluation of the business and prospects of the Issuer, or such other considerations as they may deem relevant, determine to increase, decrease, dispose of, or take any other action in connection with Central Class Group's holdings of Common Stock. As a part of such review and evaluation, the Reporting Persons may communicate with the Issuer's management, directors and other shareholders, or take actions including as described in the following paragraph:

      On December 12, 2005, Central Class Group, as the holder of the majority of the Company's outstanding capital stock, signed a Written Consent of the Majority Stockholder of Fortune Entertainment Corporation (the "Written Consent"), that approves and adopts resolutions authorizing the Company to amend its Certificate of Incorporation to (1) effect a one-for-twenty (1:20) reverse stock split of the Company's Common Stock; (2) increase the number of the Company authorized shares of Common Stock from 40,000,000 to 200,000,000 shares; and (3) to change the name of the Company to "WT Holdings Corporation." The amendment to the Certificate of Incorporation cannot be filed until after the Company's complies with the requirements of Section 14(c) of the Securities Exchange Act of 1934, as amended ("Section 14(c)"), to inform the shareholders who were not signatory to the Written Consent of the above-described actions. The Company's compliance with Section 14(c)'s requirements is still pending. A copy of the Written Consent was filed as Exhibit 1 to the Company's Schedule 14C Preliminary Information Statement that was filed with the Securities and Exchange Commission on December 16, 2005 and is incorporated herein by reference.

      Other than as described in this Item 4, the Reporting Persons do not have any current plan or proposal that relates to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of
Schedule 13D; PROVIDED that the Reporting Persons reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Company.

      (a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to the Reporting Persons, which hereby is incorporated by reference.

      (b) The powers that the Reporting Persons identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to the Reporting Person, which hereby is incorporated by reference.

      (c) All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in
Item 3.

      (d) None.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The information provided in Items 3 and 4 is hereby incorporated by reference. To the best of the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships with respect to any of the Company's securities.

Item 7. Materials to be Filed as Exhibits.

      (1)   Joint Filing Agreement attached hereto as Exhibit A.

      (2) Securities Purchase Agreement entered as of November 21, 2005 by and between the Registrant and WB Capital Group, Inc., a Nevada corporation (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on December 1, 2005).

                            [SIGNATURE PAGE FOLLOWS]

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   January 27, 2006                 CENTRAL CLASS GROUP LIMITED,
                                          a British Virgin Islands Company


                                    By:   /s/ Siu Wa Wong
                                          ---------------
                                          Siu Wa Wong
                                          Sole Director


Dated:   January 27, 2006                 /s/ Siu Wa Wong
                                          ---------------
                                          Siu Wa Wong

                                    EXHIBIT A

                             JOINT FILING AGREEMENT
                          PURSUANT TO RULE 13d-1(k)(1)

      The undersigned acknowledge and agree that the foregoing statement of
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated:   January 27, 2006                 CENTRAL CLASS GROUP LIMITED,
                                          a British Virgin Islands Company


                                    By:   /s/ Siu Wa Wong
                                          ---------------
                                          Siu Wa Wong
                                          Sole Director


Dated:   January 27, 2006                 /s/ Siu Wa Wong
                                          ---------------
                                          Siu Wa Wong